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Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email: steve.walker@protective.com

August 17, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE: Protective Life Corporation
     Form 10-K for fiscal year ended December 31, 2005
 Form 8-K as filed on June 26, 2006
 File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“Protective”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Annual Report”) and on the Current Report on Form 8-K as filed on June 26, 2006 contained in your letter dated August 3, 2006 addressed to Mr. John D. Johns. For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comment 1:

Your presentation of segment revenues in MD&A appears to be inconsistent with disclosure in Note 9, Operating Segments. For example, in MD&A you disclose the financial measure, “operating revenues”, instead of “revenues” as presented in the consolidated statements of income and Note 9. Revenues for the annuities and stable value segments shown in MD&A differ from the corresponding amounts shown in Note 9. Please provide us a revised discussion in disclosure-type format that removes or explains these inconsistencies. Also, your MD&A excludes a discussion of revenues for the corporate and other segment, which approximated 10% of total revenues. Please provide us a discussion of the changes in corporate and other segment revenues in a disclosure-type format.

Response 1:

Segment operating revenues represent total revenues excluding net realized investment gains and losses. The following tables reconcile operating revenues to total revenues for the Annuities, Stable Value Products, and Corporate and Other segments. The Company supplementally advises the staff that it will conform its presentation of operating results for the Annuities, Stable Value Products, and Corporate and Other segments to the following format in future filings.

Annuities:

	2005	2004	2003
REVENUES	(Dollars in thousands)
Gross premiums and policy fees	$31,810	$30,341	$26,265
Reinsurance ceded	0	0	0
Net premiums and policy fees	31,810	30,341	26,265
Net investment income	218,700	210,888	224,332
Realized gains (losses) - derivatives	(351)	0	0
Other income	7,772	7,004	8,745
Total operating revenues	257,931	248,233	259,342
Realized gains (losses) - investments	30,980	9,873	22,733
Total revenues	288,911	258,106	282,075
BENEFITS AND EXPENSES
Benefits and settlement expenses	187,791	183,271	197,955
Amortization of deferred policy acquisition costs	12,606	25,336	19,249
Other operating expenses	25,601	23,159	28,765
Operating benefits and expenses	225,998	231,766	245,969
Amortization of DAC related to realized gains (losses) - investments	24,906	6,935	18,947
Total benefits and expenses	250,904	238,701	264,916
INCOME BEFORE INCOME TAX	38,007	19,405	17,159
Less realized gains (losses) - investments	30,980	9,873	22,733
Less related amortization of DAC	(24,906)	(6,935)	(18,947)
OPERATING INCOME	$31,933	$16,467	$13,373

Stable Value Products:

	2005	2004	2003
REVENUES	(Dollars in thousands)
Net investment income	$310,715	$268,184	$233,104
Realized gains (losses)	(16,065)	13,225	9,756
Total revenues	294,650	281,409	242,860
BENEFITS AND EXPENSES
Benefits and settlement expenses	246,134	205,168	186,565
Amortization of deferred policy acquisition costs	4,694	3,480	2,279
Other operating expenses	5,089	6,377	5,349
Total benefits and expenses	255,917	215,025	194,193
INCOME BEFORE INCOME TAX	38,733	66,384	48,667
Less realized gains (losses)	(16,065)	13,225	9,756
OPERATING INCOME	$54,798	$53,159	$38,911

Corporate and Other:

	2005	2004	2003
REVENUES	(Dollars in thousands)
Gross premiums and policy fees	$42,441	$48,376	$56,507
Reinsurance ceded	(173)	(1,017)	(4,229)
Net premiums and policy fees	42,268	47,359	52,278
Net investment income	133,638	103,514	59,283
Realized gains (losses) - investments	8,684	0	0
Realized gains (losses) - derivatives	11,393	19,222	21,087
Other income	14,452	17,363	6,698
Total operating revenues	210,435	187,458	139,346
Realized gains (losses) - investments	26,045	6,366	26,550
Realized gains (losses) - derivatives	(42,174)	(790)	(9,512)
Total revenues	194,306	193,034	156,384
BENEFITS AND EXPENSES
Benefits and settlement expenses	51,891	59,051	79,335
Amortization of deferred policy acquisition costs	4,063	4,484	5,544
Other operating expenses	107,252	102,363	86,419
Total benefits and expenses	163,206	165,898	171,298
INCOME BEFORE INCOME TAX	31,100	27,136	(14,914)
Less realized gains (losses) - investments	26,045	6,366	26,550
Less Realized gains (losses) - derivatives	(42,174)	(790)	(9,512)
OPERATING INCOME	$47,229	$21,560	$(31,952)

Operating revenue for the Corporate and Other segment is primarily comprised of net investment income on unallocated capital and net premiums and policy fees related to several small non-strategic lines of business. Net investment income for the Corporate and Other segment increased $30.1 million and $44.2 million for 2005 and 2004, respectively, compared to the prior year periods, while net premiums and policy fees declined $5.1 million and $4.9 million for 2005 and 2004, respectively, compared to the prior year periods.

Approximately $18.4 million of the $30.1 million increase in net investment income in 2005 as compared to 2004 is the result of higher amounts of unallocated capital. A $22.5 million increase in participating income and prepayment fees from mortgages and real estate was partially offset by lower income on trading securities of $10.8 million.

The $44.2 million increase in net investment income in 2004 over 2003 includes higher mark-to-market gains on trading securities of $4.9 million, a $5.0 million increase in prepayment fees from mortgages, and a $9.5 million increase in participating mortgage income. The increases in prepayment fees from mortgages and participating mortgage income reflect the increased transaction activity within the Company’s mortgage portfolio. The remaining $24.8 million increase was primarily the result of an increase in unallocated capital.

The declines in net premiums and policy fees in both 2005 and 2004 compared to the prior year periods are the expected result of the runoff of business in the non-strategic lines of business which are no longer being marketed by the Company.

In addition, the Company supplementally advises the staff that it will provide a discussion of the changes in Corporate and Other segment revenue in future filings when such revenues are material.

Life Marketing

Comment 2:

You state that a portion of allowances for ceded reinsurance are deferred and a portion is recognized immediately. Please provide in disclosure-type format an expanded discussion of how you determine reinsurance allowances that are deferred. Quantify the amount of these allowances, distinguishing between the portion deferred and recognized immediately, for each period presented. Also, quantify the net impact on your operating results from reinsurance ceded activities for each period presented.

Response 2:

The Company's practice is to defer as a part of deferred acquisitions costs (“DAC”) reinsurance allowances in excess of the ultimate allowance. Ultimate reinsurance allowances are defined as the total allowance amount paid by the reinsurer over the lifetime of a universal life policy (or through the end of the level term period for a term policy). This practice is consistent with the Company's practice of capitalizing direct commissions. The following table summarizes reinsurance allowances paid for each period presented, including the portion deferred as a part of DAC and the portion recognized immediately as a reduction of other operating expenses. As the non-deferred portion of reinsurance allowances reduce operating expenses in the period received, these amounts represent a net increase to operating income during that period.

				Change
	2005	2004	2003	2005	2004
	(dollars in thousands)
Allowances received	$336,442	$327,988	$314,150	2.6%	4.4%
Less amount deferred	(198,817)	(199,766)	(201,289)	(0.5)	0.0
Allowances recognized (reduction in other operating expenses)	$137,625	$128,222	$112,861	7.3	13.6

The net positive impact on operating results from reinsurance ceded activities was $21.8 million, $103.6 million, and $35.2 million, for 2005, 2004, and 2003, respectively.

Liquidity and Capital Resources

Contractual Obligations

Comment 3:

“Policyholder obligations” as presented in your table of contractual obligations, total $13,863,096 and appear to approximate “policy liabilities and accruals” in the consolidated balance sheet, which you compute using the net level method. Since this method considers future net premiums in the reserve determination, we are unable to determine if the “policyholder obligation” amounts represent only future payment obligations or an amount reduced by future net premiums which we do not believe would be appropriate given the intent of Item 303(a)(5) of Regulation S-K. Please explain to us in disclosure-type format how you determined the “policyholder obligation” amounts presented in this table. Also, in your response, confirm to us that you will revise the format of this table to the guidance in Item 303(a)(5) by adding a total column and revising the column headings.

Response 3:

The “policyholder obligations” line item in the Company’s contractual obligations table includes future obligations associated with insurance contracts (policy liabilities and accruals), annuity account balances, and liabilities related to separate accounts. “Policyholder obligations” are not reduced by future net premiums. A significant portion of these liabilities reflected on the Company’s balance sheet represent policies and contracts that do not have stated contractual maturity dates and may not result in any future payment obligation. For these policies and contracts (i) we are not currently making payments and will not make payments in the future until the occurrence of an insurable event, such as death or disability or (ii) the occurrence of a payment triggering event, such as a surrender of a policy or contract, which is outside of our control. Contractual obligations associated with annuity account balances and liabilities related to separate accounts are based on current balance sheet values and do not incorporate an expectation of future market growth, interest crediting, or future deposits. With respect to the obligations associated with policy liabilities and accruals, we have made significant assumptions to determine the estimated undiscounted cash flows of these policies and contracts which include mortality, morbidity, and lapse assumptions.

The Company supplementally advises the staff that it will revise the format of its contractual obligations table by adding a total column and revising the column headings in accordance with Item 303(a)(5) of Regulation S-K. The Company will also expand the table footnote disclosures to include the additional information provided above related to the determination of the policyholder obligation amounts.

Form 8-K as filed on June 26, 2006

Exhibit 99.2 Unaudited Pro Forma Financial Information

Comment 4:

Please confirm for us, if true, that in management’s opinion the preliminary allocation of cost is not expected to materially differ from the final allocation. Otherwise, provide us with information that shows the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

Response 4:

The Company is currently in the process of determining the fair values of the assets and liabilities acquired from the Chase Insurance Group as of July 3, 2006, the acquisition date. Under the purchase method of accounting, this determination of fair values will provide the basis for the allocation of cost to the acquired assets and liabilities. Although this process is incomplete, the Company does not currently believe that its final allocation of cost will differ materially from its preliminary allocation.

Note 3. Pro Forma Adjustments, page 6

Comment 5:

Please provide a schedule showing the calculation of the purchase price and its allocation to specific identifiable tangible and intangible assets and liabilities.

Response 5:

The purchase price of $880.7 million, included in Note 3 - Pro Forma Adjustments, represents the aggregate purchase price derived from the estimated fair value of Chase Insurance Group’s net assets at March 31, 2006, adjusted for pre-closing dividends and estimated transaction costs. The following table reconciles the net purchase price of $880.7 million to the aggregate purchase price of $1,157.3 million:

(Dollars in thousands)
Net purchase price	$880,709
Estimated transaction costs	4,620
Pre-closing dividends	272,000
Aggregate purchase price	$1,157,329

The preliminary allocation of the $1,157.3 million aggregate purchase price to the specific identifiable tangible and intangible assets and liabilities is as follows:

(Dollars in thousands)
ASSETS
Investments	$6,666,691
Policy loans	383,278
Cash	481,145
Accrued investment income	87,411
Accounts and premiums receivable, net	16,071
Reinsurance receivable	986,756
Value of business acquired	934,683
Other assets	37,289
Assets related to separate accounts	107,343
Total assets	9,700,667

LIABILITIES
Policy liabilities and accruals	1,332,025
Annuity account balances	6,722,842
Other policyholders’ funds	234,568
Other liabilities	140,106
Accrued income taxes	6,454
Liabilities related to separate accounts	107,343
Total liabilities	8,543,338

Net assets acquired	$1,157,329

Comment 6:

Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed. You do not appear to have described the basis for the assumptions involved in determining certain pro forma adjustments. Please explain to us and quantify these assumptions particularly those relating to your determination of VOBA at March 31, 2006, including the pro forma adjustments for related amortization.

Response 6:

The value of business acquired (“VOBA”) reflects the estimated fair value of in-force contracts and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in force at the acquisition date. The historical deferred acquisition costs (“DAC”) of the acquired companies as of March 31, 2006, of $593.8 million ($159.6 million of which was recorded in the deferred policy acquisition costs line on the balance sheet of the acquired companies while $434.1 million was recorded as an offset to policy liabilities and accruals on the balance sheet of the acquired companies) was eliminated through a pro forma adjustment. The pro forma adjustment of $934.7 million to establish VOBA at March 31, 2006, was derived from actuarially determined projections, by each line of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, and other factors.

VOBA is amortized in relation to estimated gross profits or premiums, depending on product type, which the Company estimated would equate to approximately 8% per year. The pro forma adjustment of $2.6 million represents the amortization expense associated with net change in DAC and VOBA of the acquired companies resulting from the fair value adjustments discussed above and the reduction in VOBA resulting from ceding commissions received from the Wilton Re Group. The following table presents the Company’s calculation of the pro forma adjustment for amortization of VOBA:

(dollars in thousands)

Historical DAC of acquired companies (a)	$584,300

Estimated VOBA (a)	843,371
Reduced by ceding commissions	(127,100)
Adjusted VOBA	716,271

Net increase in DAC/VOBA of acquired companies	$131,971

Estimated amortization resulting from net increase in DAC/VOBA:
Net increase in DAC/VOBA of acquired companies	$131,971
Estimated quarterly amortization at 8% per year	$2,639

(a) The pro forma condensed combined financial statements were prepared as if the acquisition and the related reinsurance arrangements had been completed as of January 1, 2005, with respect to pro forma results of operations data, and as of March 31, 2006, with respect to the pro forma balance sheet data. As a result, the historical DAC and estimated VOBA amounts used to compute the pro forma adjustment for DAC/VOBA for the results of operations for the three months ended March 31, 2006 differ from the amounts recorded in the pro forma adjustments for the balance sheet as of March 31, 2006.

Comment 7:

Please provide to us an expanded description of pro forma adjustment (c), particularly the $434.1 million adjustment to policy liabilities and accruals. Quantify the amount of pro forma VOBA at March 31, 2006. Explain why VOBA was reduced for the ceding commission received from Wilton Re but not those received from AFLIAC. Quantify the adjustments to sales inducement assets and liabilities and the respective pro forma balance at March 31, 2006.

Response 7:

Pro forma adjustment (c) includes estimated VOBA at March 31, 2006 of $934.7 million. The $434.1 million adjustment to policy liabilities and accruals eliminates the historical VOBA of the acquired companies (as noted in Response 6 above, VOBA was historically recorded as an offset to policy liabilities and accruals by the acquired companies.) VOBA was reduced for the ceding commission received from the Wilton Re Group related to the term and non-term insurance business subject to reinsurance arrangements with the Wilton Re Group. VOBA was not reduced for the ceding commission received from AFLIAC since this ceding commission related to variable annuities which are subject to the accounting guidance under SOP 98-7 “Deposit Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk”. The pro forma adjustment to eliminate the historical deferred sales inducement asset of the acquired companies was $17.7 million and is included in the pro forma adjustment to historical DAC.

Comment 8:

Please provide to us an expanded description of your planned reinsurance arrangements with AFLIAC and Wilton Re, including the effective date and primary terms of these reinsurance arrangements (e.g. retention limits for excess of loss reinsurance). Describe in greater detail your accounting for these reinsurance arrangements (e.g. retention limits for excess of loss reinsurance). Describe in greater detail your accounting for these reinsurance arrangements as reflected in your pro forma adjustments, e.g. adjustments (l), (v), (z) and (ab). For example, you do not describe the basis for recognizing ceding commission revenue or why no adjustment appears to have been made to reinsurance recoverables to reflect these arrangements. Describe your basis for determining these pro forma adjustments, including the applicable technical guidance upon which you relied.

Response 8:

The Company’s subsidiary, Protective Life Insurance Company (“Protective Life”), has separate coinsurance arrangements with Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), a subsidiary of The Goldman Sachs Group, Inc., and with Wilton Reassurance Company and Wilton Reinsurance Bermuda Limited (collectively, the "Wilton Re Group") as follows:

The reinsurance arrangement with AFLIAC is a modified coinsurance agreement for 100% of the variable annuity business of the Acquired Companies.

The reinsurance arrangement with the Wilton Re Group consists of a co-insurance agreement for up to 49% of the term insurance business of the Acquired Companies and modified coinsurance agreements for up to 49% of the non-term insurance business and 49% of the fixed annuity business of the Acquired Companies. The pro forma adjustments assume that 40% of the term and non-term insurance business will be reinsured and that 49% of the fixed annuity business will be reinsured.

These reinsurance arrangements are expected to be effective as of the closing date of the acquisition.

Adjustment (l) - The amount cited ($359.7 million) represents the amount of cash estimated to be received in ceding commissions from AFLIAC ($87.5 million) and the Wilton Re Group ($255.2 million) and an additional $17.0 million expected to be received from the Wilton Re Group related to the coinsurance of the term life insurance business.

Adjustment (v) - These income statement pro forma adjustments for the three month period ended March 31, 2006 give effect to the reinsurance arrangements referenced above as if the arrangements had been in effect at January 1, 2006.

Adjustment (z) - These income statement pro forma adjustments for the year ended December 31, 2005 give effect to the reinsurance arrangements reference above as if the arrangements had been in effect at January 1, 2005.

Adjustment (ab) - This adjustment ($100.7 million) represents the net settlement with the Wilton Re Group ($36.2 million) for 49% of the fixed annuity business of the acquired companies and with AFLIAC ($64.5 million) for 100% of the variable annuity business of the acquired companies under the modified coinsurance agreements reference above. This net settlement is recorded as a “deposit payable” in accordance with the SOP 98-7 “Deposit Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk”.

The Company supplementally advises the staff that no significant reinsurance receivable adjustments were deemed necessary since most of the reinsurance arrangements are in the form of modified coinsurance agreements (assets and liabilities related to the underlying business are not transferred to the assuming company.) A pro forma adjustment to reinsurance receivable was recorded related to the term insurance business subject to a coinsurance agreement. Additionally, we supplementally advise the staff that the reinsurance arrangements discussed above were effective as of the closing date of the acquisition (July 3, 2006) as expected at the time of the filing of the Form 8-K on June 26, 2006.

* * * * *

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response addresses your questions. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker___________
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer